Filed Pursuant To Rule 433

Registration No. 333-217785

April 2, 2018

Transcript of Tim Coyne, State Street Global Advisors

How Passive Investing Affects the Momentum Trade

Posted to Bloomberg.com March 28, 2018

SCARLET FU: Tim Coyne, is head of institutional sales and global capital markets for SPDR at State Street. Tim, great to speak with you.

TIM COYNE: Great. Thank you for having me.

SCARLET FU: So, in trying to explain the return of big swings in equity prices, people often cite how passive is fueling the momentum trade. Index funds and ETFs are amplifying rallies and sell-offs. Is this fact or fiction?

TIM COYNE: I think it’s a little bit of fiction. I think there’s fact in the case that could be made that ETFs are a much bigger part of the overall market. ETFs in general represent about 30 percent of overall trading volume on a daily basis in the U.S. In times of volatility, we actually see that number spike. Historically, we’ve seen that number raise anywhere between 40 and 50 percent. So, I think the case could certainly be made that ETFs are a much bigger part of the investment ecosystem and as ETFs continue to gain momentum in the marketplace we also see adoption by different types of ETF clients, including across a broad spectrum of institutional investors and increasingly with the advisor community and wealth management portfolios.

SCARLET FU: What we keep hearing though from market observers, especially in late trading—the final 30 minutes, 60 minutes—is that ETFs are playing a big role in the surge in buying or selling. Do you see that?

TIM COYNE: Well, I think that when you talk about ETFs there are different types of products and different structures. Speaking for the SPDR ETF brand, we actually have completely physically backed ETF products. Ours are indexed. We’re not using any type of derivatives. I think when you hear a lot about the conversation about trading into the close, that mainly is focused around derivative type of products that, again, because of their structure they rebalance each day. But at State Street we do not have any of those types of products.

SCARLET FU: All right, liquidity crisis comes up constantly as a threat as well and outside the U.S. we’ve learned that market makers can be paid by the issuers to ensure that markets are made—even in a crisis situation.

TIM COYNE: Right.

SCARLET FU: That doesn’t necessarily happen here. Here’s what Phil Bak, who is head of Exponential ETFs, told us.

SCARLET FU: Okay.

PHIL BAK: If it requires payment to the market makers to have them incentivized so that investors can trade fluidly in real time, even for small funds, that’s something that we support.

SCARLET FU: So, how big a concern is this liquidity crisis then?

TIM COYNE: Well, I think that we’ve had a slightly different experience. We actually went through an exercise in 2017 and kind of reevaluated our lead market makers on our products. Lead market makers are market makers that act in an official capacity on exchange for us. We actually did, I think we’re referring to Rule 5250—

SCARLET FU: Yes.

TIM COYNE: We did file a comment letter on that. We try to take a holistic approach. I think if you look at the surface it kind of makes sense, yeah, if you pay market makers you’re going to get better markets. But I think there are other considerations that need to be taken into account.

Certainly, clients should be at the center of this conversation. Any rule change or market structure tweak we always think about it through the lens of our clients and—

SCARLET FU: Should involve them.

TIM COYNE: —ETF investors. But I do think other considerations that need to be taken into account is that, for example, if we’re paying market makers, there’s an economies of scale here, right? We have five lead market makers across our product set. Do we pay each one $10 or do we pay one $25? Right? So, in that case you’re actually now moving the market to potentially higher concentration risk. And I think there’s also a question about what the actual cost is. Who is determining what that cost is and if we’re paying that cost, does that cost come out in other ways in the ETF industry?

SCARLET FU: Right.

TIM COYNE: Long-term does that actually impact expense ratios? So, are you squeezing a balloon? So, I do think there are other considerations and transparency is another one. You mentioned Europe. You know, it’s a completely different set of circumstances.

SCARLET FU: Sure.

TIM COYNE: But I do think that we are looking at this very seriously and we encourage an industry conversation around this to make sure that we don’t have unintended consequences down the road.

SCARLET FU: All right, so a work in progress here in these volatile times.

TIM COYNE: Yes.

SCARLET FU: I just want to mention GLD because, of course, you are the issuer of GLD, the biggest and most popular gold ETF. It looks like retail investors are beefing up their exposure while hedge funds retreat. What does this tell you? And if that’s the case, if retail investors are buying and holding, they want to know where is the gold actually stored?

TIM COYNE: Okay, so yes, GLD is the original gold ETF. It’s also the largest and most actively traded product in the world. Our custodian bank is HSBC on the product. The gold is there. It’s based in central London. It’s very secure. We also take a look at—we have a third-party independent verification agency that comes in twice a year. They actually do inventory on the gold in terms of the purity and the amount of gold that is in the vault. I do have colleagues who have actually seen the gold. I have not seen that. But you can go to SPDRGoldShares.com and you can actually take a look at the inspector report in terms of verification of the gold in the vault.

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